UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

11020083

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8-65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maymont Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Libbie Avenue, Suite 104
(No. and Street)

Richmond	Virginia	23226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Davis Vick (804) 497-3956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 200	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Fryback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maymont Partners, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN LEONARD
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires July 31, 2012

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Stockholders
Maymont Partners, Inc.
Richmond, Virginia

We have audited the accompanying statements of financial condition of Maymont Partners, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Richmond, Virginia
February 28, 2011

Maymont Partners, Inc.

Statements Of Financial Condition
December 31, 2010 And 2009

Assets		**2010**		2009
Cash	$	**157,572**	$	177,838
Commissions receivable, less allowance for doubtful accounts of $40,000 for 2010 and 2009		**2,981**		59,328
Demand notes		**-**		30,000
Prepaid expenses and other assets		**319**		11,910
Furniture, equipment, and vehicle, less accumulated depreciation of $0 for 2010; $16,795 for 2009		**-**		45,900
Total assets	**$**	**160,872**	$	324,976

Liabilities And Stockholders' Equity				
Liabilities				
Commissions payable	**$**	**7,612**	$	41,334
Accounts payable and accrued expenses		**39,418**		25,769
Note payable		**-**		41,980
Total liabilities		**47,030**		109,083
Commitments And Contingencies (Notes 4 and 10)				
Subordinated borrowings		**500,000**		-
Stockholders' Equity (Deficit)				
Common stock, no par value; authorized 5,000 shares; issued and outstanding 1,000 shares		**-**		-
Retained (deficit) earnings		**(386,158)**		215,893
		(386,158)		215,893
Total liabilities and stockholders' equity	**$**	**160,872**	$	324,976

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements Of Operations
Years Ended December 31, 2010 And 2009

		2010		2009
Revenue:				
Commissions	$	231,011	$	1,381,638
Interest income		317		1,069
Total revenue		231,328		1,382,707
Expenses:				
Compensation		407,654		332,924
Professional fees		150,161		12,411
Commissions		49,456		382,372
Regulatory fees		16,665		26,163
Travel and entertainment		21,365		76,382
Occupancy		9,450		26,655
Other		9,280		22,350
Technology and telecommunications		7,187		22,895
Depreciation		2,161		8,448
Provision for doubtful accounts		-		40,000
Total expenses		673,379		950,600
Net (loss) income	$	(442,051)	$	432,107

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2010 And 2009

Subordinated borrowings at January 1, 2009	$ -
Issuance of subordinated notes	-
Subordinated borrowings at December 31, 2009	-
Issuance of subordinated notes (Note 4)	500,000
Subordinated borrowings at December 31, 2010	$ 500,000

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements Of Changes In Stockholders' Equity (Deficit)
Years Ended December 31, 2010 And 2009

	Common Stock	Retained (Deficit) Earnings	Total Equity (Deficit)
Balance, January 1, 2009	$ -	$ 743,786	$ 743,786
Net income	-	432,107	432,107
Distributions to stockholders	-	(960,000)	(960,000)
Balance, December 31, 2009	-	215,893	215,893
Net loss	**-**	**(442,051)**	**(442,051)**
Distributions to stockholders	**-**	**(160,000)**	**(160,000)**
Balance, December 31, 2010	**$ -**	**$ (386,158)**	**$ (386,158)**

See Notes To Financial Statements.

Maymont Partners, Inc.

Statements Of Cash Flows
Years Ended December 31, 2010 And 2009

	2010	2009
Cash Flows From Operating Activities		
Net (loss) income	$ **(442,051)**	$ 432,107
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Conversion of demand note and interest to compensation	**30,751**	-
Provision for doubtful accounts	**-**	40,000
Depreciation	**2,161**	8,448
Changes in assets and liabilities:		
Decrease (increase) in:		
Commissions receivable	**56,347**	90,791
Prepaid expenses and other assets	**10,840**	(5,459)
Increase (decrease) in:		
Commissions payable	**(33,722)**	(174,497)
Accounts payable and accrued expenses	**13,649**	14,958
Net cash (used in) provided by operating activities	**(362,025)**	406,348
Cash Flows From Investing Activities		
Proceeds from sale of furniture, equipment, and vehicle	**47,099**	-
Purchase of furniture, equipment, and vehicle	**(3,360)**	(50,375)
Issuance of demand notes	**-**	(30,000)
Net cash provided by (used in) investing activities	**43,739**	(80,375)
Cash Flows From Financing Activities		
Proceeds from note payable	**-**	50,375
Payments of note payable	**(41,980)**	(8,395)
Proceeds from issuance of subordinated notes	**500,000**	-
Distributions to stockholders	**(160,000)**	(960,000)
Net cash provided by (used in) financing activities	**298,020**	(918,020)
Net decrease in cash	**(20,266)**	(592,047)
Cash		
Beginning	**177,838**	769,885
Ending	$ **157,572**	$ 177,838

See Notes To Financial Statements.

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Maymont Partners, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company places private limited partnership interests or shares in hedge funds and funds of funds with institutions and accredited individual investors. The Company does not require the services of a clearing firm in order to conduct its business.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts and thus does not carry margin accounts, or receive customer funds or securities which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

A summary of significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these notes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC. The Codification is effective for periods ended on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the financial statements include commission revenue and related commission expenses. Actual results could differ from those estimates.

Commission revenue and expenses: The Company recognizes fee revenue from new private placement investment transactions on a trade-date basis as placement transactions occur. Ongoing revenue earned from previous placement transactions (Trailing Commissions) is recognized as earned based on the terms of the underlying placement agreements, which are based on the estimated net asset values of the private placement investments. Commission expenses, and related payables, are amounts paid to registered representatives of the Company based on a percentage of the estimated commissions revenue generated. Changes in revenue earned for Trailing Commissions, and related commission expenses, are recorded as a change in estimate during the period in which the change occurs.

Commissions receivable: Commissions receivable represents amounts due from other parties for transactions executed through December 31, 2010 and 2009, less an estimate made for doubtful receivables based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by reserving against receivables deemed doubtful as to collection. Commissions receivable are written off when deemed uncollectible. Recoveries of amounts receivable previously written off are recorded as income when received. Due to the doubtful collectability, interest is not accrued on past due commissions receivable balances.

Furniture, equipment, and vehicle: Furniture, equipment, and vehicle are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated service lives of the respective classes of property.

Note 1. Nature Of Business And Significant Accounting Policies (Continued)

Credit risk: The Company maintains deposits with high-quality financial institutions in amounts that at times may exceed federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Concentrations: Two investment managers, one of which is a related party (see Note 8), accounted for approximately 94 percent and 96 percent of the total commissions revenue during the years ended December 31, 2010 and 2009, respectively. The loss of placement agreements with either of these investment managers could have a material adverse effect on the Company.

Income taxes: On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statements of operations.

Note 2. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and the Commonwealth of Virginia income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

FASB issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2007.

Note 3. Change in Ownership

Effective October 18, 2010, the majority stockholder relinquished his shares in the Company. Those shares were re-assigned to two new stockholders and the two existing minority stockholders maintained their ownership share.

The previous majority stockholder purchased the Company vehicle at fair market value and through ownership of a separate company, purchased the fixed assets of the Company at their net book value and assumed all obligations of an existing lease on the office space.

Note 4. Subordinated Borrowings

The Company has received loans from two stockholders that are evidenced by Subordinated Loan Agreements dated September 6, 2010 and November 23, 2010 for $300,000 interest free, and for $200,000 at 0.35 percent interest per annum, respectively. Within each Subordinated Loan Agreement the stockholders agree to a scheduled maturity date repayment no earlier than three years from the inception date thereby qualifying the loan as equity subordination in relation to the Company's net capital requirements pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1).

On February 4, 2011, the Company was notified by FINRA that final regulatory approval had not been granted for classification of the $200,000 loan provided on November 23, 2010, as equity subordination. At the instructions of FINRA, the Company submitted further documentation to FINRA in connection with the $200,000 loan and received FINRA approval for treatment as equity subordination on February 11, 2011.

The borrowings under subordination agreements at December 31, 2010 are as follows:

Subordinated notes due September 27, 2013	$	300,000
Subordinated notes due February 15, 2014		200,000
	$	500,000

The subordinated borrowing is with a related party and is available in computing net capital under the SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had negative net capital of $(89,458), which was $105,927 deficient of its required net capital of $16,469. The Company's net capital ratio was negative (2.76) to 1.

Based on notification from FINRA on February 4, 2011, the Company had not been approved for classification of the $200,000 subordinated loan provided on November 30, 2010, as an equity subordination, resulting in the net capital deficiencies discussed above as of December 31, 2010. At the request of FINRA, the Company submitted a 17a-11(b) filing to FINRA as notification of deficient net capital. Furthermore, the Company immediately notified all employees to refrain from Company activities until such time as approval was granted by FINRA for inclusion of the $200,000 subordinated loan as an approved equity subordination. Such approval was received from FINRA on February 11, 2011, thereby enabling the Company to satisfy its net capital requirement.

Note 6. Demand Notes

During 2009, the Company loaned funds pursuant to secured demand notes to a registered representative of the Company, who became a new stockholder in 2010 (see Note 3). The notes bear interest at a rate equal to the current LIBOR rate plus 1.85 percent per annum, compounded annually, based on the actual days the notes are outstanding. During 2010, the Company forgave all principal and interest totaling $30,751. The Company included this amount in compensation on the statements of operations for the year ended December 31, 2010.

Note 7. Note Payable

During 2009, the Company obtained financing to purchase a vehicle. The loan was fully paid in 2010.

Note 8. Related Party Transactions

Two minority stockholders of the Company are also stockholders of a Registered Investment Advisor from which the Company derives commission revenue. Commission revenue earned from this Registered Investment Advisor totaled $13,155 and $321,245 for the years ended December 31, 2010 and 2009, respectively, of which $2,981 and $59,328 were receivable as of December 31, 2010 and 2009, respectively.

On April 1, 2010, the Company entered into a service agreement with James River Financial Corp., which is also owned by two minority stockholders of the Company, to provide staffing and support services to the Company. The Company incurred service fee charges of $72,000 for the year ended December 31, 2010.

The Company received partial reimbursement from a stockholder for his personal use of the Company's vehicle. Amounts received by the Company for the years ended December 31, 2010 and 2009, totaled $1,259 and $6,103, respectively. The stockholder purchased the Company vehicle at fair market value from the Company during the year ended December 31, 2010 (see Note 3).

Note 9. Retirement Plan

The Company had a salary deferral plan under Section 401(k) of the Internal Revenue Code for its eligible employees. The plan allowed eligible employees to defer compensation up to the maximum statutory limit. Employer contributions were at the discretion of the Company. In 2010 and 2009, the Company elected to contribute $1,335 and $6,749, respectively. In 2010, the Company terminated the plan.

Note 10. Commitments

The Company entered into a lease agreement for office space commencing July 1, 2010, with the lease expiring on July 1, 2013. The following is a schedule by year of the non-cancelable future minimum lease payments under the operating lease:

2011	$	7,800
2012		7,800
2013		3,900
	$	19,500

Note 11. Indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Maymont Partners, Inc. **Schedule I**

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2010

Net Capital		
Stockholders' equity	$	(386,158)
Subordinated borrowings allowable in computation of net capital		300,000
Nonallowable assets		
Commissions receivable		(2,981)
Prepaid expenses and other assets		(319)
Total nonallowable assets		(3,300)
Net capital	$	(89,458)
Aggregate Indebtedness	$	247,030
Computation of Basic Net Capital Requirements		
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	16,469
Excess (deficient) net capital	$	(105,927)
Ratio of aggregate indebtedness to net capital		(2.76) to 1

Reconciliation of the computation of net capital (deficit) and aggregate indebtedness herein with the corresponding unaudited filing December 31, 2010, prior to amendment:

		Net Capital (Deficit)		Aggregate Indebtedness
Net capital as reported in the Company's corresponding unaudited FOCUS filing	$	110,542	$	47,030
Adjustment – Subordinated borrowing erroneously included in equity prior to FINRA approval		(200,000)		200,000
Net capital as reported herein	$	(89,458)	$	247,030

McGladrey

Independent Auditor's Report
On Internal Control

To the Stockholders
Maymont Partners, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements of Maymont Partners, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 28, 2011.

In the preparation of the FOCUS report for the quarter ended December 31, 2010, the Company classified and presented a loan from a stockholder as an equity capital subordinated loan prior to obtaining approval from FINRA pursuant to Rule 1 5c3-1(d). Not obtaining such approval from FINRA to classify the loan as an equity capital subordinated loan resulted in an inaccurate FOCUS report being filed with the SEC for the quarter ended December 31, 2010.

The deficiency noted above resulted in misstatements to the Company's net capital computation pursuant to Rule 15-c3-1 as of December 31, 2010, and these misstatements were not detected in a timely manner. As a result, the Company was not in compliance with its net capital requirement for the quarter ended December 31, 2010, and an amendment of the respective FOCUS report was necessary. Management of the Company has informed us that they have implemented practices and procedures to improve the financial reporting review process and compliance with net capital requirements. The Company has also informed us that they are in compliance with their net capital requirement as of February 28, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Richmond, Virginia
February 28, 2011

Maymont Partners, Inc.

Financial Report
December 31, 2010